WesBanco, Inc.

Annual Shareholders Meeting

April 15, 2015

WesBanco
By all accounts, better.

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2014 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), which is available on the SEC's website www.sec.gov or at WesBanco's website www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2014 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.

2014 Year in Review

➢ **Continued growth in earnings and shareholder return.**

    ❖ **Earnings per share grew by 10%.**

    ❖ **Total shareholder return of 11.5%.**

➢ **Increased dividends to shareholders 8 times in the last 17 quarters representing a 64% increase.**

➢ **Continued growth in loans and deposits.**

    ❖ **Strong diversified loan origination focus.**

    ❖ **Deposits have been positively affected by Marcellus and Utica shale payments.**

WesBanco
By all accounts, better.

2014 Year in Review (cont.)

➢ **Maintained strong capital position, considered "Well capitalized" under regulatory guidelines.**

➢ **Completed merger with ESB.**

➢ **Opened 2 new branches in 2014:**

  ❖ **Columbus, OH market (Clintonville)**

  ❖ **Pittsburgh, PA market (Southpointe)**

➢ **Forbes 2014 Best Banks in America (No. 28).**

➢ **Achieved "5 Star" Bauer Financial Rating.**

➢ **Crossed $1 billion in market capitalization.**

➢ **Crossed $4 billion in loans.**

Banking Offices



WesBanco Inc.
120 Branches

ESB Financial Corp.
23 Branches

WesBanco
By all accounts, better.

5

Experienced & Stable Management Team

Executive	Position	Years in Banking	Years with WSBC
James Gardill	Chairman of the Board	43*	43
Todd Clossin	President & CEO	31	2
Robert Young	EVP & CFO	29	14
Peter Jaworski	EVP & Chief Credit Officer	31	20
Jonathan Dargusch	EVP – Trust & Investments	34	5
Jay Zatta	EVP – Chief Lending Officer	29	7
Bernard Twigg	EVP – Director of Community Affairs	31	12
Lynn Asensio	EVP – Retail Administration	37	10
Michael Perkins	EVP – Chief Risk and Admin.	20	20

* As legal counsel to WesBanco.

Net Cumulative Change in Loan, Deposit, and Capital Balances ($ millions)



11/30/12 acquisition of Fidelity Bancorp.

Wealth Management Services



ESB Financial Corporation Acquisition

➢ **Completed February 2015.**

➢ **Strategic continued expansion into Pittsburgh market – Top 10 player in Pittsburgh MSA [1].**

➢ **Sizable franchise with desirable branch locations with similar disciplined risk culture and customer focus.**

➢ **Compelling financial results.**

[1] **Pittsburgh MSA deposit market share rankings exclude Bank of New York Mellon.**

Our Roadmap

➢ **Manage for the long-term success of WesBanco, its shareholders, employees and customers.**

➢ **Improve financial performance, without taking significant additional risk.**

➢ **Maintain pricing discipline.**

➢ **Provide exceptional service to capture more customer relationships.**

➢ **Execute efficiently.**

Investment Rationale

➢ **Located in three strong urban markets which will enable organic loan and deposit growth.**

➢ **Organic growth from Marcellus/Utica opportunities.**

➢ **Liquidity to provide for additional lending capacity.**

Investment Rationale (cont.)

➢ **Asset quality compares favorably with regional and national peers.**

➢ **Diversity of earnings stream.**

➢ **Strong regulatory capital.**

➢ **Proven acquisition-oriented growth strategy.**

Stock Performance – Long-term Cumulative Return



Challenges for 2015

- **Continued low interest rates with flat curve monetary policies.**
  - ❖ **Margin compression**

- **Deteriorating competitor lending structure standards.**

- **Endless regulatory requirements from multiple agencies.**

- **Expense to lengthen term of deposit base.**

- **Increased pension expense.**

Challenges for 2015 (cont.)

➢ **Potential deposit loss if rates rise.**

➢ **Impact of low oil price on shale drilling.**

➢ **Execution risk of ESB merger / reduced asset sensitivity.**

2015 Initiatives

➢ **Assimilate ESB into WesBanco:**

❖ **Complete conversion on time.**

❖ **Provide seamless integration of customers into WesBanco.**

❖ **Expand ESB title insurance and municipal business across our footprint.**

❖ **Expand licensed banker and wealth management businesses to ESB market.**

❖ **Integrate newly hired lending team into our Western Pennsylvania market.**

WesBanco
By all accounts, better.

16

2015 Initiatives (cont.)

➢ **Balance Sheet Management:**

❖ **Continue to diversify loan mix (product & geography).**

❖ **Reduce size of investment portfolio post-ESB (target 25%).**

❖ **Evaluate balance sheet interest rate strategies (assets and deposits).**

❖ **Deliver loan products through the most cost effective distribution structure.**

WesBanco
By all accounts, better.

2015 Initiatives (cont.)

➢ **Grow & Diversify Non-Credit Revenue Streams:**

❖ **Increased debit card revenue through instant issue debit card machines in branches.**

❖ **Additional investment of licensed bankers in our branches.**

❖ **Expanded money management opportunities in shale-related areas and large markets.**

❖ **Provide insurance services through our branches.**

❖ **Enhance treasury management product set.**

2015 Initiatives (cont.)

➢ **Talent Development:**

  ❖ **Attract, retain and develop talent across our markets.**

  ❖ **Leadership training (cascade down over time).**

  ❖ **Development plans for key leaders.**

  ❖ **Succession planning for mission critical positions.**

2015 Initiatives (cont.)

➢ **Risk Management:**

 ❖ **Enhance our stress testing capabilities.**

 ❖ **Continued evolution of our project management function.**

 ❖ **Continue to build our Enterprise Risk Management, Compliance, and BSA/AML capabilities.**

➢ **Expense Control:**

 ❖ **Balance need for investment in people/technology with revenue growth.**

 ❖ **Optimize branches (evaluate bottom 20% annually).**

 ❖ **Use technology to lower expenses and improve productivity (video conferencing).**

WesBanco
By all accounts, better.

2015 Initiatives (cont.)

➢ **M & A Opportunities:**

❖ **Monitor opportunities for selective acquisitions in our existing footprint and in urban markets contiguous to our footprint.**

❖ **Five hour drive time from Wheeling.**

Operating Philosophy

- ➢ **Connect our three-year Strategic Plan to the tactical execution of activities through the use of strong processes.**

- ➢ **Project Management (governance / communication – company-wide).**

- ➢ **Eight blocker report (best practice sharing / accountability).**

- ➢ **Market visits (listen and learn).**

- ➢ **Monthly business plan meetings focused upon areas in the execution stage and areas in the development stage (milestone checking).**

Communication Philosophy

- **Quarterly all employee video calls (1,700 employees).**

- **Management Committee (staff functions and market leadership).**

- **Bi-annual market visits (business plan roll-out and SWOT analysis).**

- **Listening sessions (two-way communication, skip level meetings).**

WesBanco
By all accounts, better.

Stock Performance – Long-term Cumulative Return



Questions?

Annual Shareholders Meeting
April 15, 2015